UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response ..............2.50 SEC FILE NUMBER: 000-51747 CUSIP NUMBER: 92762l 108

(Check One): ____Form 10-K     X   Form 20-F  ____Form 11-K   ____Form 10-Q    ___Form 10-D  ____Form N-SAR   ____Form N-CSR

For Period Ended:  July 31, 2008

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    VIOSOLAR INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  8, ALIMOU AVENUE, 3rd FLOOR

City, State and Zip Code:    ATHENS, GREECE 17455

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 20-F for the fiscal year ended July 31, 2008 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time and resources normally used for the preparation of the report.  The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report.  As a result, the Registrant’s independent auditors were not able to complete their audit of the financial statements prior to January 27, 2009.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

RICK WALCHUK                                                      30 210 983 1450
(Name)                                                      (Area Code)                                                      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes               __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       X      Yes               __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended July 31, 2008 a change was implemented in the Company’s management and business objectives that was initiated in the prior fiscal year. Presently, the Company is focused on renewable energy sources, and intends to develop operations involving large-scale investments in Grid-connected Photovoltaic Parks with Photovoltaic arrays for production of electricity in suitable locations in South and South East European Union Countries. The Company is actively negotiating to secure locations to build the proposed photovoltaic parks and also to secure rights to existing licenses for production.

As a result of its ongoing operations, it is expected that the Company will report a net loss during the twelve months ended July 31, 2008 of approximately $973,000 compared to $153,844 in the same period in the previous year.

The increase to operating expenses can be primarily related to (1) increased professional fees from $49,561(2007) to approximately $107,000 as a result of the Company’s efforts to secure renewable energy projects including fees paid to consultants, attorneys and accountants with respect to these efforts; (2) increased rent and utilities from $39,394 (2007) to approximately $80,000 as a result of the full year of operations out of an office in Greece required to source European locations for proposed photovoltaic parks; (3) increased management fees from $40,797 (2007) to approximately $96,000 as a result of the retention of additional management; (4) increased investor relations expenses from $Nil (2007) to approximately $56,841 as a result of the implementation of an investor relations program; (5) an increase in stock-based compensation expense from $Nil (2007) to an expected $544,067 as a result of the issuance of options and awards under the Company’s stock option plan, and; (6) an increase to general operating expenses from $8,732 (2007) to an estimated $51,000 as a result of the overall increase in operational activities pertaining to the Company’s pursuit of operations in the competitive renewable energy market.

The Company anticipates recording interest expense of approximately $8,028 in the current fiscal year, as compared to interest income of $708 for fiscal 2007.

VIOSOLAR INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 27, 2009	By:	/s/ Jacqueline Danforth
Name: Jacqueline Danforth
Title: CFO, Director

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (section 232.13(b) of this chapter.